SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)



		               Amendment No. 1

                                FreeSeas Inc.
                                 --------------
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    Y26496102
                                    ---------
                                 (CUSIP Number)

                                 Paul D. Sonkin
                           Hummingbird Management, LLC
                    (f/k/a Morningside Value Investors, LLC)
                           460 Park Avenue, 12th Floor
                            New York, New York 10022
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                March 3, 2006
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



--------
1   The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


------------------------                            ----------------------------
CUSIP No. Y26496102                13D/A                    Page 2 of 13 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Management, LLC
                    (f/k/a Morningside Value Investors, LLC)
                               IRS No. 13-4082842
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    809,382
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               809,382
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     809,382 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO

(1) Includes (a) 54,250 shares of FreeSeas common stock issuable upon the exercise of warrants held by the the Hummingbird Value Fund, LP, and
(b) 54,250 shares of FreeSeas common stock issuable upon the exercise of warrants held by the the Hummingbird Microcap Value Fund, LP.
================================================================================

------------------------                            ----------------------------
CUSIP No. Y26496102                13D/A                   Page 3 of 13 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Paul D. Sonkin
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    809,382
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               809,382
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     809,382 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     OO

(1) Includes (a) 54,250 shares of FreeSeas common stock issuable upon the exercise of warrants held by the the Hummingbird Value Fund, LP, and
(b) 54,250 shares of FreeSeas common stock issuable upon the exercise of warrants held by the the Hummingbird Microcap Value Fund, LP.
================================================================================

------------------------                            ----------------------------
CUSIP No. Y26496102                13D/A                      Page 4 of 13 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Capital, LLC
                    (f/k/a Morningside Capital,  LLC)

--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    809,382
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               809,382
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     809,382 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     OO


(1) Includes (a) 54,250 shares of FreeSeas common stock issuable upon the exercise of warrants held by the the Hummingbird Value Fund, LP, and
(b) 54,250 shares of FreeSeas common stock issuable upon the exercise of warrants held by the the Hummingbird Microcap Value Fund, LP.
================================================================================

------------------------                            ----------------------------
CUSIP No. Y26496102                13D/A                      Page 5 of 13 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   335,693
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               335,693
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     335,693(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP

(1) Includes 54,250 shares of FreeSeas common stock issuable upon the exercise of warrants held by the Hummingbird Value Fund, LP.
================================================================================

------------------------                            ----------------------------
CUSIP No. Y26496102                13D/A                      Page 6 of 13 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Microcap Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    335,693
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               335,693
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     335,693(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP

(1) Includes 54,250 shares of FreeSeas common stock issuable upon the exercise of warrants held by the Hummingbird Microcap Value Fund, LP.
================================================================================

------------------------                            ----------------------------
CUSIP No. Y26496102                13D/A                      Page 7 of 13 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Concentrated Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    138,000
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               138,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     138,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP


------------------------                            ----------------------------
CUSIP No. Y26496102                13D/A                      Page 8 of 13 Pages
------------------------                            ----------------------------

  AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1, dated March 7, 20006 to Schedule 13D is filed by the Reporting Persons and amends the Schedule the 13D as previously filed by the Reporting Persons with the Securities and Exchange Commission on December 19, 2005 (the "Schedule 13D"),relating to the common
Stock, (the "Common Stock") of FreeSeas, Inc. a corporation domiciled in
Greece.

Items 2, 3, 5, and 7 are hereby amended and restated, as follows:


ITEM 2    IDENTITY AND BACKGROUND

          This statement is being filed by Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC), a Delaware limited liability company("Hummingbird"), whose principal business and principal office address is 460 Park Avenue, 12th Floor, New York, New York 10022. Hummingbird acts as investment manager to The Hummingbird Value Fund, L.P. ("HVF") , to
The Hummingbird Microcap Value Fund, L.P. (the "Microcap Fund"), and to The Hummingbird concentrated Fund, L.P. (the "Concentrated Fund") and has the sole investment discretion and voting authority with respect to the investments owned of record by each of HVF, Microcap Fund and Concentrated Fund. Accordingly, Hummingbird may be deemed for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended ("Rule 13d-3"), to be the beneficial owner of the Shares owned by HVF, Microcap Fund, and Concentrated Fund. The managing member of Hummingbird is Paul Sonkin. Mr. Sonkin is also the managing member of Hummingbird Capital, LLC (f/k/a Morningside Capital,
LLC), a Delaware limited liability company ("HC"), and together with Hummingbird, HVF, Microcap Fund, and Concentrated Fund and Mr. Sonkin, (the "Reporting Persons"), the general partner of each of HVF and Microcap Fund.

          HVF. Microcap Fund. and Concentrated Fund are Delaware limited partnerships whose principal business and principal office address is 460 Park Avenue, 12th Floor, New York, New York, 10022 and whose principal business is investing in securities in order to achieve its investment objectives.

          Mr. Sonkin is a citizen of the United States and HC is a Delaware limited liability company. The principal business of Mr. Sonkin is acting a managing member of each of Hummingbird and HC. The principal business of HC is acting as general partner of each of HVF, Microcap Fund, and Concentrated Fund.The principal office address of each of Mr. Sonkin and HC is 460 Park Avenue, 12th Floor, New York, New York 10022.

          During the past five years none of Hummingbird, HVF, Microcap Fund, Concentrated Fund, Mr. Sonkin or HC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatingactivities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

------------------------                            ----------------------------
CUSIP No. Y26496102                13D/A                     Page 9 of 13 Pages
------------------------                            ----------------------------


ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As of March 7, 2006, Hummingbird has caused HVF, Microcap Fund and Concentrated Fund, to invest approximately $1,592,186,,$1,592,186 and $623,775, respectively, in the Shares and warrants of the Issuer using their respective working capital.


ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

          (a) As investment manager of HVF and Microcap Fund, Hummingbird may be deemed to have the sole voting and investment authority over the Shares owned by HVF, Microcap Fund, and Concentrated Fund, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), may be deemed to be the beneficial owner of 809,382 Shares representing approximately 12.9% of the outstanding shares of the Issuer calculated on the basis of 6,282,600 common stock outstanding as of February 15, 2006, as disclosed in the issuer's Form 6-K and filed with the SEC on February 24, 2006. Hummingbird disclaims any beneficial ownership of the Shares covered by this Statement.

          HC, as the general partner of each of HVF, Microcap Fund, and Concentrated Fund, Hummingbird may be deemed to have the sole voting and investment authority over the Shares owned by HVF and Microcap Fund,for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), may be deemed to be the beneficial owner of 809,382
Shares representing approximately 12.9% of the outstanding shares of the Issuer calculated on the basis of 6,282,600 common stock outstanding as of February 15, 2006, as disclosed in the issuer's Form 6-K and filed with the SEC on February 24, 2006. Hummingbird disclaims any beneficial ownership of the Shares covered by this Statement.

          HVF is the beneficial owner of 335,693 Shares or 5.3% of the outstanding shares of the Issuer, (represents 281,443 shares of FreeSeas Inc. ("FreeSeas") common stock owned by the HVF; and 54,250 shares of FreeSeas common stock issuable upon the exercise of warrants owned by HVF.)

          Microcap Fund is the beneficial owner of 335,693 Shares or 5.3% of the outstanding shares of the Issuer,(represents 281,443 shares of FreeSeas Inc. ("FreeSeas") common stock owned bythe Microcap Fund, and 54,250 shares of FreeSeas common stock issuable upon the exercise of warrants owned by Microcap Fund.)

          concentrated Fund is the beneficial owner of 138,000 Shares or 2.2% of the outstanding shares of the Issuer.



------------------------                            ----------------------------
CUSIP No. Y26496102                13D/A                     Page 10 of 13 Pages
------------------------                            ----------------------------

             Hummingbird caused HVF to effect transactions in the common stock during the past 60 days as set forth below:


                                              AMOUNT OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------
1/11/2006	open market purchase		 5,000 		5.360
1/12/2006	open market purchase		   500 		5.450
1/13/2006	open market purchase		     2 		5.370
1/17/2006	open market purchase		 1,250 		5.360
1/19/2006	open market purchase		   500 		5.360
1/19/2006	open market purchase		 2,600 		5.360
1/20/2006	open market purchase		 3,150 		5.360
1/23/2006	open market purchase		 1,000 		5.230
1/24/2006	open market purchase		 2,500 		5.270
1/25/2006	open market purchase		   550 		5.285
1/27/2006	open market purchase		 1,150 		5.198
1/27/2006	open market purchase		 3,125 		5.192
1/30/2006	open market purchase		   100 		5.200
1/31/2006	open market purchase		   500 		5.140
1/31/2006	open market purchase		 1,200 		5.152
2/1/2006	open market purchase		   650 		5.039
2/1/2006	open market purchase		   201 		5.010
2/2/2006	open market purchase		   250 		5.150
2/6/2006	open market purchase		   600 		5.026
2/6/2006	open market purchase		   387 		5.010
2/7/2006	open market purchase		   500 		5.010
2/8/2006	open market purchase		 3,403 		4.972
2/9/2006	open market purchase		 3,900 		4.829
2/10/2006	open market purchase		   200 		4.993
2/13/2006	open market purchase		   150 		5.000
2/27/2006	open market purchase		 5,000 		4.700

------------------------                            ----------------------------
CUSIP No. Y26496102                13D/A                     Page 11 of 13 Pages
------------------------                            ----------------------------

             Hummingbird caused Microap Fund to effect transactions in the common stock during the past 60 days as set forth below:


                                              AMOUNT OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------
1/11/2006	open market purchase		 5,000 		5.360
1/12/2006	open market purchase		   500 		5.450
1/13/2006	open market purchase		     1 		5.370
1/17/2006	open market purchase		 1,250 		5.360
1/19/2006	open market purchase		 2,600 		5.360
1/19/2006	open market purchase		   500 		5.360
1/20/2006	open market purchase		 3,150 		5.360
1/23/2006	open market purchase		 1,000 		5.230
1/24/2006	open market purchase		 2,500 		5.270
1/25/2006	open market purchase		   550 		5.285
1/27/2006	open market purchase		 3,126 		5.192
1/27/2006	open market purchase		 1,150 		5.198
1/30/2006	open market purchase		   100 		5.200
1/31/2006	open market purchase		 1,200 		5.152
1/31/2006	open market purchase		   500 		5.140
2/1/2006	open market purchase		   200 		5.010
2/1/2006	open market purchase		   650 		5.039
2/2/2006	open market purchase		   250 		5.150
2/6/2006	open market purchase		   600 		5.026
2/6/2006	open market purchase		   387 		5.010
2/7/2006	open market purchase		   500 		5.010
2/8/2006	open market purchase		 3,400 		4.972
2/9/2006	open market purchase		 3,900 		4.829
2/10/2006	open market purchase		   200 		4.993
2/13/2006	open market purchase		   150 		5.000
2/27/2006	open market purchase		 5,000 		4.700



             Hummingbird caused Concentrated Fund to effect transactions in the common stock during the past 60 days as set forth below:


                                              AMOUNT OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------
3/2/2005	open market purchase		138,000 	4.500



           (d)         Inapplicable.

           (e)         Inapplicable.




------------------------                            ----------------------------
CUSIP No. Y26496102                13D                       Page 12 of 13 Pages
------------------------                            ----------------------------


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         Exhibit     Exhibit
         No.         Description
         ---     ---------------------------------------------------------------

         1 Joint Filing Agreement dated March 7, 2006 by and among Hummingbird Management, LLC (f/ka Morningside Value Investors,
                 LLC), Hummingbird Value Fund, L.P., Hummingbird Mircocap Value Fund, L.P., Hummingbird Concentrated Fund, L.P.,Hummingbird Capital, LLC (f/k/a Morningside Capital, LLC) and Paul Sonkin.


                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: March 7, 2006                 HUMMINGBIRD MANAGEMENT, LLC
                                   (f/k/a Morningside Value Investors, LLC)


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                    /s/ Paul D. Sonkin
                                   -------------------------------------
                                   PAUL D. SONKIN


                                   HUMMINGBIRD VALUE FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD MICROCAP VALUE
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD CONCENTRATED
                                   FUND, L.P.


                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member



                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin

                                   HUMMINGBIRD CAPITAL, LLC
                                   (f/k/a Morningside Capital, LLC)


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin





------------------------                            ----------------------------
CUSIP No. Y26496102                13D                       Page 13 of 13 Pages
------------------------                            ----------------------------



                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated March 7, 2005 (including amendments thereto) with respect to the Common Stock of FreeSeas, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: March 7, 2005               HUMMINGBIRD MANAGEMENT, LLC
                                   (f/k/a Morningside Value Investors, LLC)


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                    /s/ Paul D. Sonkin
                                   -------------------------------------
                                   PAUL D. SONKIN


                                   HUMMINGBIRD VALUE FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD MICROCAP VALUE
                                   FUND, L.P.


                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member



                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin

                                   HUMMINGBIRD CONCENTRATED FUND, L.P.


                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member



                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin